26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

May 3, 2019

VIA EDGAR

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.
Response to the Staff’s Comments on Amendment No. 6 to Registration
Statement on Form F-1 Filed on April 29, 2019
CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith an amendment to the Company’s Registration Statement on Form F-1 (the “Amendment No. 7”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 7, marked to show changes to the Amendment No. 6 to Registration Statement on Form F-1 filed on April 29, 2019 (the “Amendment No. 6”).

Concurrently with filing the Amendment No. 7, the Company is hereby in this letter setting forth its response to the comments from the staff of the Commission (the “Staff”) dated May 1, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Amendment No. 7 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 7.

PARTNERS: Pierre - Luc Arsenault3  |  Lai Yi Chau  |  Justin M. Dolling6  |   David Patrick Eich1,5,6  |   Liu Gan2  |  Karen K.Y. Ho  |   Damian C. Jacobs6  |  Ka Man Lau  |  Guang Li3  |  Neil E.M. McDonald  |  Kelly Naphtali  |  Ram Narayan3  |  Nicholas A. Norris6  |   Derek K.W. Poon3,6  |  Paul S. Quinn  |  Richard C.C. Sharpe  |  Jesse D. Sheley#  |  Arthur K.H. Tso  |  Susan S.X. Wang  |  Tarun R. Warriar6  |  Li Chien Wong  |  David Yun6  |  Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6  |  Damien Coles6  |  Meng Ding3  |  Daniel Dusek3  |  Jennifer Y.Y. Feng6  |  Han Gao4  |  David M. Irvine6  |  Hao-Chin Jeng3  |  Benjamin W. James4  |  Cori A. Lable2  |  Xiaoxi Lin3  |  Daniel A. Margulies6  |  Peng Qi3  |  Mi Tang3  |  Wenchen Tang3  |  Liyong Xing3  |  David Zhang3  |  Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.);  2 Commonwealth of Massachusetts (U.S.A.);  3 State of New York (U.S.A.);  4 State of Texas (U.S.A.);  5 State of Wisconsin (U.S.A.);  6 England and Wales;  # non-resident

Beijing    Boston    Chicago    Dallas    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco    Shanghai    Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

May 3, 2019

Form F-1/A filed April 29, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 121

1.	We note your response to comment 5. Please address the following:

•

Considering your working capital deficit as of December 31, 2018, please disclose the basis for the conclusion that “working capital is sufficient for our present requirements for the next 12 months” in light of the fact that net payouts have exceeded revenues in both fiscal years 2017 and 2018 resulting in transfers of additional cash from your consolidated entities in Niwodai Internet and Shanghai Caiyin during these periods in order to fund the excess payout amounts. If there are other potential sources of funding available for the net payouts in 2019 (e.g. from entities identified in the corporate structure table on page 83) please disclose this fact; and

In response to the Staff’s comment, the Company has revised page 122 of the Amendment No. 7.

The Company respectfully advises the Staff that prior to April 28, 2018, the Company’s revenue was related to the remaining portion of service fees after allocating a portion of service fees to estimated stand-ready guarantee liability for investor assurance program. The Company collected service fees in a total amount of RMB4.6 billion and RMB4.2 billion (US$0.6 billion) in 2017 and 2018, respectively, which exceeded the net payouts in the same years.

The Company further respectfully advises the Staff that the operating performance of the Company has been robust so far in 2019, as evidenced by its loan origination volume of RMB6.5 billion (US$0.9 billion) in the first quarter of 2019, which approximates to its loan origination volume in the fourth quarter of 2018 of RMB6.6 billion. Based on the Company’s recent performance and anticipation of market conditions, the Company expects that its loan origination volume and operating cash inflows in the next 12 months to continue to be roughly in line with, if not better than, they were in 2018. Meanwhile, the Company expects payouts related to investor assurance program in the next 12 months to be below RMB1.6 billion (US$0.2 billion), which represents all of the Company’s liabilities relating to the investor assurance programs as of December 31, 2018. Such anticipated amount of payouts is significantly less than RMB3.2 billion and RMB3.5 billion (US$0.5 billion) that the Company previously paid relating to the investor assurance program in 2017 and 2018. As such, in light of similar anticipated loan origination volume and operating cash inflows and significantly lower liabilities related to investor assurance program, the Company believes that its current working capital, together with the working capital the Company expects to generate from its operating activities, will be sufficient for its present requirements for the next 12 months.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

May 3, 2019

As the Company currently expects to be able to generate sufficient working capital from its operating activities, the Company currently does not expect to utilize other potential sources of funding for net payouts in 2019.

•

In your discussion on page 122 of the change in fee schedule and payment terms in 2018, you disclose service fees collected in 2018 for loans facilitated after the April 28, 2018 change. To clarify the impact of the change in fee schedule and payment terms on operating cash flows, also disclose both the total service fees collected and net revenues recognized in fiscal periods 2017 and 2018.

In response to the Staff’s comment, the Company has revised page 122 of the Amendment No. 7 to disclose the amount of total service fees collected in 2017 and 2018. The Company respectfully advises the Staff it has disclosed net revenue in 2017 and 2018 on page 121 of the Amendment No. 6 and Amendment No. 7.

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

(o) Revenue Recognition, page F-20

2.	We note your response to comment 6 and the inclusion of the contract asset aging on page 117 within MD&A. Please revise to include this information in the notes to the audited financial statements.

In response to the Staff’s comment, the Company has revised page F-28 of the Amendment No. 7.

*            *             *

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

May 3, 2019

If you have any questions regarding the Amendment No. 7, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Meng Ding, Esq., Partner, Kirkland & Ellis International LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP
Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP